Exhibit 99.3

CERTIFICATE

To accompany the technical report entitled: “Feasibility Study of the Rainy River Gold Project, Ontario, Canada” originally dated May 23, 2013, effective April 10, 2013 and subsequently readdressed to New Gold Inc. on July 31, 2013 (the “Technical Report”).

I, David Runnels, Eng., as a co-author of the Technical Report, do hereby certify that:

1)	I am the Project Manager – Mining and Metals with the firm BBA Inc. with an office at 630 René-Lévesque Blvd. West, Suite 1900, Montréal, Quebec, H3B 4V5 Canada;

2)	I am a graduate of the Queen’s University, Kingston Ontario, Canada with a B. Sc. In Metallurgy in 1971. I have practiced my profession continuously since my graduation from university;

3)	I am a registered member in good standing of the Order of Engineers of Québec (#22450) and I am a member of the Canadian Institute of Mining;

4)	I visited the site on October 11, 2012;

5)	I have read the definition of “qualified person” set out in the NI 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association, and past relevant work experience, I fulfill the requirements to be an independent qualified person for the purposes of NI 43-101;

6)	I am independent of the issuer, New Gold Inc., as defined in Section 1.5 of NI 43-101;

7)	I am responsible for Sections 13, 17, 18 (except 18.2 and 18.10), 24 and Appendix H of the Technical Report;

8)	I have had prior involvement with the subject property having contributed to a previous technical report entitled “Preliminary Economic Assessment of the Rainy River Gold Property” prepared by BBA in December 2011; and the “Preliminary Economic Assessment Update of the Rainy River Gold Property” prepared by BBA in October 2012;

9)	I have read NI 43-101 and the sections of the Technical Report I am responsible for and confirm that the sections under my responsibility in the Technical Report has been prepared in compliance therewith; and

10)	That, as of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report under my responsibility contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Montreal, Quebec	David Runnels [“signed and sealed”]
July 31, 2013	David Runnels, Eng.
Project Manager – Mining and Metals